Filed by The Higashi-Nippon Bank, Limited
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd.
(File Number: 132-02790)
Dated October 16, 2015
2.  Business Base of The Higashi-Nippon Bank ("HNB")
 and The Bank of Yokohama ("BOY")
Sales areas and branch network in Tokyo of the two banks
Number of branches of the two banks
HNB's Branch
BOY's Branch
(As of March 31, 2015)
            HNB     BOY
Tokyo        47      20
Kanagawa      9     179
Ibaraki      13       -
Saitama       5       -
Chiba         3       -
Tochigi       1       -
Gunma         -       3
Others        2       3
   Total     80     205

 Number of branches includes manned sub-branches.
Balance of deposits and loans of the two bank
                           HNB                     BOY
Deposits          1,850.1 billion yen   12,158.5 billion yen
Loans and
bills discounted  1,559.9 billion yen   9,778.0 billion yen
(in Tokyo)       (1,193.1 billion yen) (2,030.0 billion yen)
Total
14,008.6 billion yen
11,333.9 billion yen
(3,223.1 billion yen)

The Higashi-Nippon Bank, Limited and The Bank of Yokohama,
Ltd., or one of them, may file a registration statement on
Form F-4 ("Form F-4") with the U.S. Securities and Exchange
Commission (the "SEC") in connection with the possible
business combination (or integration) between the two
companies, if it is consummated. The Form F-4 (if filed)
will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The
Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd.,
or one of them, prior to the shareholders' meeting(s) at
which such business combination (or integration) will be
voted upon. The Form F-4 and prospectus (if the Form F-4 is
filed) will contain important information about the two
companies, such business combination (or integration) and
related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus
and other documents that may be filed with the SEC in
connection with such business combination (or integration)
carefully before they make any decision at the respective
shareholders' meeting with respect to such business
combination (or integration). Any documents filed with the
SEC in connection with such business combination (or
integration) will be made available when filed, free of
charge, on the SEC's web site at www.sec.gov. In addition,
upon request, the documents can be distributed for free of
charge. To make a request, please refer to the following
contact information.
The Higashi-Nippon Bank, Limited
Corporate Planning Department, Public Relations Office and CSR
Tel: 03-3273-4073       The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office
Tel: 045-225-1141